EXHIBIT 12

COMPUTATION OF RATIOS

(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 are as follows:

	Year Ended December 31,
($ in thousands)	2007	2006	2005	2004	2003
Net income from continuing operations	$510,190	$522,545	$498,584	$504,365	$273,549
Fixed charges and preference dividends	965,535	808,699	536,022	424,696	423,631
Minority interest in the Operating Partnership not included in fixed charges	29,391	37,368	86,965	82,030	82,816
Capitalized interest	(53,648)	(26,195)	(15,582)	(8,718)	(5,407)
Equity in income of partially-owned entities in excess of distributions	(13,352)	—	—	(26,624)	—

Earnings - Numerator	$1,438,116	$1,342,417	$1,105,989	$975,749	$774,589

Interest and debt expense, including the Company’s pro-rata share of partially-owned entities	$823,030	$692,496	$415,826	$313,289	$296,059
Capitalized interest	53,648	26,195	15,582	8,718	5,407
1/3 of rental expense – interest factor	11,848	9,490	7,382	5,491	5,491
Fixed charges - Denominator	888,526	728,181	438,790	327,498	306,957
Preferred share dividends	57,177	57,511	46,501	21,920	20,815
Preferred unit distributions, a component of minority interest	19,832	23,007	50,731	75,278	95,859
Combined fixed charges and preference dividends - Denominator	$965,535	$808,699	$536,022	$424,696	$423,631

Ratio of earnings to fixed charges	1.62	1.84	2.52	2.98	2.52
Ratio of earnings to combined fixed charges and preference dividends	1.49	1.66	2.06	2.30	1.83

Earnings equals (i) income from continuing operations before income taxes plus, (ii) minority interest in the Operating Partnership not included in fixed charges and (iii) fixed charges, minus (iv) equity in income of partially-owned entities in excess of distributions and (v) capitalized interest. Fixed charges equals (i) interest debt expense, plus (ii) the Company’s pro-rata share of interest expense of partially-owned entities, (iii) capitalized interest and (iv) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals. Combined fixed charges and preference dividends equals fixed charges plus preferred unit distributions of the Operating Partnership and preferred share dividends.